Exhibit 3.1.5

[FORM OF] CERTIFICATE OF AMENDMENT TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

OCCAM NETWORKS, INC.

Occam Networks, Inc., a corporation organized and existing under the laws of the State of Delaware hereby certifies as follows:

1. This Certificate of Amendment has been duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware by the Board of Directors of the corporation.

2. This Certificate of Amendment has been duly adopted in accordance with Sections 222 and 242 of the General Corporation Law of the State of Delaware by the stockholders of the corporation.

3. Pursuant to Section 242 of the General Corporation Law of the State of Delaware, this Certificate of Amendment amends the provisions of the corporation’s Amended and Restated Certificate of Incorporation as set forth herein.

4. Article IV of the currently effective Amended and Restated Certificate of Incorporation of the Corporation is hereby amended to insert the following paragraphs immediately following the last paragraph of Article IV as currently effective:

“Effective at 5:00 pm Eastern Standard Time on March 10, 2006 (the “Effective Time”), pursuant to the General Corporation Law of the State of Delaware, every forty (40) shares of the Corporation’s Common Stock, par value $0.001 per share (the “Old Common Stock”), issued and outstanding immediately prior to the Effective Time, will be automatically reclassified as and converted into one share of Common Stock, par value $0.001 per share, of the Corporation (the “New Common Stock”).

Notwithstanding the immediately preceding sentence, no fractional shares of New Common Stock shall be issued to the holders of record of Old Common Stock in connection with the foregoing reclassification of shares of Old Common Stock. In lieu thereof, the aggregate of all fractional shares otherwise issuable to the holders of record of Old Common Stock shall be issued to U.S. Stock Transfer Corporation, the transfer agent, as agent, for the accounts of all holders of record of Old Common Stock otherwise entitled to have a fraction of a share issued to them. The sale of all of the fractional interests will be effected by the transfer agent as soon as practicable after the Effective Time on the basis of prevailing market prices of the New Common Stock on the Over-the-Counter Bulletin Board at the time of sale. After such sale and upon the surrender of the stockholders’ stock certificates, the transfer agent will pay to such holders of record their pro rata share of the net proceeds derived from the sale of the fractional interests.

Each stock certificate that, immediately prior to the Effective Time, represented shares of Old Common Stock shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified (as well as the right to receive cash in lieu of any factional shares of New Common Stock as set forth above), provided, however, that each holder of record of a certificate that represented shares of Old Common Stock shall receive, upon surrender of such certificate, a new certificate representing the number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified, as well as any cash in lieu of fractional shares of New Common Stock to which such holder may be entitled pursuant to the immediately preceding paragraph.”

IN WITNESS WHEREOF, the corporation has caused this Certificate of Amendment to be signed by Chris Farrell, its Chief Financial Officer and Secretary, effective as of March __, 2006

Chris Farrell
Chief Financial Officer and Secretary